Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

October 22, 2021

VIA EDGAR

Re:	Generation Asia I Acquisition Limited

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 23, 2021

CIK No. 0001852061

Margaret Schwartz

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Generation Asia I Acquisition Limited (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 in response to the Staff’s comments in its letter, dated September 17, 2021 (the “Comment Letter”), and to otherwise update the Company’s disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

DANIEL FERTIG     ADAM C. FURBER     YI GAO     ADAM S. GOLDBERG     MAKIKO HARUNARI     IAN C. HO     JONATHAN HWANG     ANTHONY D. KING     CELIA C.L. LAM     CHRIS K.H. LIN     JIN HYUK PARK     KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     TOKYO     WASHINGTON, D.C.

Securities and Exchange Commission	2	October 22, 2021

Cover page

1.

We note that a significant number of your management and investment team, directors and advisors are located in or have significant ties to China/Hong Kong, and your disclosure that you are seeking to acquire a company that may be based in China/Hong Kong in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has added the requested disclosure on the prospectus cover page and pages 14-17 and 65-77.

Summary, page 1

2.

Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 14-16 and 70-73.

Securities and Exchange Commission	3	October 22, 2021

3.

In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 14-15 and 68-70.

4.

Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company respectfully advises the Staff that there are currently no permission the Company is required to obtain from Chinese authorities to operate and issue these securities to foreign investors. The Company has added the disclosure that no such permission is required on page 17.

5.

Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 15-16 and 76-77.

6.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 16-17 and 73-74.

The Offering, page 15

Securities and Exchange Commission	4	October 22, 2021

7.	Please revise to briefly describe the right of first offer awarded to the forward purchasers in the Forward Purchase Agreement filed as Exhibit 10.10.

In response to the Staff’s comment, the Company has added the requested disclosure on page 26.

Risk Factors, page 44

8.

To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 70-73

9.

Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 65-67.

10.

Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 68-70.

11.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Securities and Exchange Commission	5	October 22, 2021

In response to the Staff’s comment, the Company has added the requested disclosure on pages 74-75.

Risks Related to Our Operations

Since our sponsor, forward purchasers, officers and directors will lose their entire investment in us if our initial business combination..., page 61

12.

We note disclosure here and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.003 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please also include the interest of the anchor investors that may purchase founder shares from the sponsor for $0.01 and those of the forward purchasers that may hold founder shares received for no consideration.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 54-55.

Use of Proceeds, page 90

13.

On page 93 and elsewhere you mention the possibility of entering into backstop agreements following consummation of the offering. Please revise to state whether you currently have any plans to enter any backstop arrangements.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 40, 113, 122, 125, 143, 148, 150 and 205.

*        *        *         *        *

Please do not hesitate to call me at +852 2514-7665 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses. Please send any correspondence to Roy Kuan, Chief Executive Officer of the Registrant (rkuan@gen-mgmt.com), and to me (jpark@stblaw.com).

Very truly yours,

/s/ Jin Hyuk Park
Jin Hyuk Park

Securities and Exchange Commission	6	October 22, 2021

cc:	Securities and Exchange Commission

Christine Torney

Brian Cascio

Jeffrey Gabor

Generation Asia I Acquisition Limited

Roy Kuan

Skadden, Arps, Slate, Meagher & Flom LLP

Peter X. Huang